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                                              Filed Pursuant to Rule 424(b)(2)
                                              Registration No. 333-53007

PROSPECTUS
                                 185,000 Shares

                           THE NEW YORK TIMES COMPANY
                              Class A Common Stock,
                            par value $.10 per share
                            ________________________

     This Prospectus relates to up to 185,000 shares of Class A Common Stock, par value $.10 per share (the "Class A Common Stock") of The New York Times Company (the "Company") which may be offered and sold to immediate family members of certain participants in the Company's Non-Employee Directors' Stock Option Plan (the "Plan"), pursuant to non-qualified stock options (the "Stock Options") granted to such participants under such Plan, some or all of which may be transferred by participants to immediate family members in accordance with the Plan and the terms and conditions of such Stock Options. This Prospectus also relates to the offer and sale of Class A Common Stock pursuant to such Stock Options to (i) the executors, administrators or beneficiaries of the estates of such persons, or other persons duly authorized by law to administer the estate or assets of such persons; and (ii) partnerships or limited liability companies whose only partners or members are immediate family members of a participant, or trusts established by participants for the benefit of one or more immediate family members. Under the Plan, "immediate family members" means a participant's spouse, parents, children (including adopted and stepchildren) and grandchildren, and the spouses of such parents, children (including adopted and stepchildren) and grandchildren.

     The Class A Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol"NYT." On May 14, 1998 the closing sale price of the Class A Common Stock on the NYSE was 70-7/8 per share.
                        ________________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO
                     THE CONTRARY IS A CRIMINAL OFFENSE.

No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby in any jurisdiction in which, or any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof.

                        ________________________________

              The date of this Prospectus is May 22, 1998

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                              AVAILABLE INFORMATION

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith, files reports, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and Northeast Regional Office, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at the prescribed rates. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. Reports, proxy statements and other information concerning the Company may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company are incorporated in this Prospectus by reference:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1997;

          2. The Company's Quarterly Report on Form 10-Q for the period ended March 29, 1998; and

          3. The description of the Class A Common Stock contained in the Company's Registration Statement on Form 10 filed under the Exchange Act on April 28, 1967, and all amendments and or reports filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities registered hereunder shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference in this Prospectus (without exhibits other than exhibits specifically incorporated by reference). Requests for such copies may be directed to The New York Times Company, 229 West 43d Street, New York, New York 10036, Attention: Corporate Secretary, (212) 556-1234.


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                                   THE COMPANY

     The Company is a diversified media company including newspapers, magazines, television and radio stations, electronic information and publishing and forest products investments.

     The Company currently classifies its business into the following segments:

     Newspapers: The New York Times ("The Times"); The Boston Globe, a daily newspaper, and the Boston Sunday Globe; 18 other daily and three non-daily newspapers in Alabama, California, Florida, Louisiana, North Carolina and South Carolina; newspaper distributors in the New York City and Boston metropolitan areas; various newspaper on-line products; news, photo and graphics services and news and features syndication; TimesFax; The New York Times Index; and licensing of electronic data bases and microform, CD-ROM products and the trademarks and copyrights of The Times and The Globe.

     Magazines: Golf Digest, Golf World and Golf Shop Operations.

     Broadcasting: television stations WTKR-TV in Norfolk, Virginia; WREG-TV in Memphis, Tennessee; KFOR-TV in Oklahoma City, Oklahoma; WNEP-TV in Wilkes-Barre/Scranton, Pennsylvania; WHO-TV in Des Moines, Iowa; WHNT- TV in Huntsville, Alabama; WQAD-TV in Moline, Illinois; and KFSM-TV in Fort Smith, Arkansas; and radio stations WQXR (FM) and WQEW (AM) in New York City.

     Forest Products Investments and Other Joint Ventures: Minority equity interests in a Canadian newsprint company and a supercalendered paper manufacturing partnership in Maine, and a one-half interest in the International Herald Tribune.

     The Company was incorporated on August 26, 1896, under the laws of the State of New York. Its executive offices are located at 229 West 43d Street, New York, N.Y., 10036, and its telephone number is (212) 556-1234.


                                 USE OF PROCEEDS

     The Company intends to use the net proceeds from the sale of the Class A Common Stock offered hereby for general corporate purposes.


                  DESCRIPTION OF THE PLAN AND THE STOCK OPTIONS

     A copy of the Plan is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The following summary of certain provisions of the Plan does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Plan, including the definitions therein of certain terms.

General

     On February 21, 1991, the Board of Directors of the Company adopted the Plan, subject to the approval of the Class A and Class B Stockholders voting together as one class at the 1991 Annual Meeting of Stockholders. On April 16, 1991, the Plan was approved by the Class A and Class B Stockholders. The Plan was amended by the Board of Directors on May 16, 1997 (to increase the size of the annual option grant from 1,000 to 2,000) and on February 18, 1998 (to provide that, under certain circumstances, Stock Options may be transferred by a Plan participant as discussed below under "-Transferability").


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     The purpose of the Plan is to maintain the Company's ability to attract and retain the services of experienced and highly qualified non-employee directors and to increase their proprietary interest in the Company's continued success.

     The Plan provides for automatic annual grants of Stock Options on the date of the Company's Annual Meeting to each individual who is elected to the Board of Directors at such meeting, provided such individual is not also an employee of the Company or any of its subsidiaries. Grants of Stock Options under the Plan will continue through the 2001 Annual Meeting.

     Each annual grant permits the holder, for a period of ten years from the date of grant, to purchase from the Company 2,000 shares of the Company's Class A Common Stock (subject to adjustment for stock splits, stock dividends, reclassification and certain other events as provided in the Plan) at the market value of such shares on the date the Stock Option was granted (the "Option Exercise Price"). Each Stock Option becomes exercisable one term-year after the date of the grant (defined to be the period from one Annual Meeting to the next), provided the grantee continues to be a director on such date.

     In the event a non-employee director terminates service on the Board by reason of death, disability or retirement (defined to be retirement at age 65 or thereafter), the Stock Option will become immediately exercisable and will continue to be exercisable for the remaining term of the Stock Option. In the event a non-employee director terminates service on the Board other than by reason of death, disability or retirement, such person's Stock Options (to the extent exercisable upon such termination) expire one year from the date of termination of service, provided that in no event may a Stock Option be exercised beyond its original expiration date.

     In the event of the death of a non-employee director after terminating service on the Board, any outstanding Stock Options expire at the later of the expiration date determined at the time the non-employee director terminated service or one year from the date of death, provided that in no event may a Stock Option be exercised beyond its original expiration date.

     An aggregate of 250,000 shares of Class A Common Stock were initially reserved for issuance under the Plan. As of April 30, 1998, 230,000 shares (subject to adjustment for stock splits, stock dividends, reclassification and certain other events as provided in the Plan) remained reserved under the Plan. Shares subject to Stock Options which terminate or expire unexercised will be available for future grants.

     The Plan is administered by the Board of Directors, who are authorized to interpret the Plan but have no authority with respect to the selection of directors to receive Stock Options, the number of shares subject to the Plan, or the Option Exercise Price for shares subject to Stock Options. The Board may amend the Plan as it shall deem advisable but may not, without further approval of the stockholders, increase the maximum number of shares under the Plan, change the Option Exercise Price provided in the Plan, extend the period during which Stock Options may be granted or exercised, or change the class of persons eligible to receive Stock Options. Adjustments will be made in the number and kind of shares subject to the Plan and the number and kind of shares subject to outstanding and subsequent option grants and in the Option Exercise Price of outstanding Stock Options, in each case to reflect changes in the Company's Class A Common Stock through changes in the corporate structure or capitalization such as through a merger, stock split or stock dividend.

Transferability

     The Plan provides that Stock Options are generally not transferable by a participant except by will or the laws of descent and distribution and are exercisable during the participant's lifetime only by the participant. Notwithstanding the foregoing, under certain circumstances, the Board may grant (or sanction by amending an existing grant) Stock Options that may be transferred by the participant during his or her lifetime to any immediate family member. Immediate family members are defined as the participant's spouse, parents, children (including adopted and stepchildren) and grandchildren, and the spouses of such parents, children (including adopted and


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stepchildren) and grandchildren. Stock Options may also be transferred by a participant to a partnership or limited liability company whose only partners or members are immediate family members of such participant, or a trust established by a participant for the benefit of one or more of immediate family members of such participant (such entities, together with the immediate family members of a participant,"Permitted Transferees").

     Upon transfer to a Permitted Transferee, a Stock Option continues to be governed by and subject to the terms and limitations of the Plan and the relevant grant, and except as described in the succeeding paragraph, the Permitted Transferee is entitled to the same rights thereunder as the transferor, as if no transfer had taken place. Accordingly, the rights of the Permitted Transferee are subject to the terms and limitations of the original grant to the transferor, including the following:

     Number of Shares and Option Exercise Price. The number of shares issuable upon exercise and the Option Exercise Price are not affected by the transfer, but are subject to future adjustment as set forth in the Plan.

     Termination. A Stock Option is subject to forfeiture upon the termination of the transferor's service as a director (other than as a result of death, disability or retirement), as provided in the Plan. The Company has no obligation to advise a Permitted Transferee in advance of any forfeiture of a transferred Stock Option due to the termination of the transferor's service as a director or otherwise.

     Vesting. A transferred Stock Option may only be exercised by the Permitted Transferee after such Stock Option has vested.

     Expiration. A transferred Stock Option expires on the tenth anniversary of the date of the initial grant, regardless of the date of transfer to the Permitted Transferee.

     Once a Stock Option has been transferred to a Permitted Transferee, it may not be subsequently transferred except by will or the laws of descent and distribution.


               EXERCISE OF STOCK OPTIONS BY PERMITTED TRANSFEREES

     A Stock Option may be exercised by a Permitted Transferee at any time from the later of the date the transfer is effective or the date the transferred Stock Option vests until the close of business on the expiration (or earlier forfeiture) date of the transferred Stock Option. Stock Options vest on the date of the first Annual Meeting of Stockholders subsequent to the date of grant. The Company's Annual Meeting of Stockholders is generally held in April of each year.

     The Option Exercise Price shall be paid to the Company at the time of exercise (i) in U.S. dollars; (ii) by transferring shares of Class A Common Stock (but not fewer than 100 shares) already owned by the Permitted Transferee having a total market value on the date of exercise at least equal to the Option Exercise Price (a "stock swap"); (iii) by authorizing the Company to retain shares of Class A Common Stock that would otherwise be issued to the Permitted Transferee by the Company upon exercise of the transferred Stock Option having a total market value on the date of exercise at least equal to the Option Exercise Price (a "stock retention"); (iv) by a combination of cash and shares of Class A Common Stock equal in value to the Option Exercise Price; or (v) by such other means as the Board may from time to time determine.

     A Stock Option will be deemed exercised on the date the Company has received a copy of the Transferee Stock Option Exercise Form prescribed from time to time by the Company, completed in all respects in accordance with the instructions therein and signed by the Permitted Transferee (accompanied by payment in U.S. dollars and/or shares of Class A Common Stock and stock transfers, where applicable). The Stock Option shares will generally be issued to the Permitted Transferee as of the day following the date that (i) the above conditions have been met and (ii) the funds and/or shares of


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Class A Common Stock paid by the Permitted Transferee in satisfaction of the
Option Exercise Price have been received by the Company free and clear of all restrictions.

     Once the exercise is completed as described above, stock certificates for the appropriate number of shares will be delivered to the Permitted Transferee.

     Sales of shares of Class A Common Stock obtained upon the exercise of a transferred Stock Option (and the ability of a Permitted Transferee to use shares of Class A Common Stock to exercise a transferred Stock Option pursuant to a stock swap or stock retention) are subject to the Company's policies respecting trades in Class A Common Stock by directors. These policies include limits on trading to specified "window periods" following the Company's periodic release of its financial results. Transferees should contact the Company's Corporate Secretary at (212) 556-1234 for further details about these Company policies.


                         FEDERAL INCOME TAX CONSEQUENCES

     Prior to making a transfer of a Stock Option, a participant should consult with his or her personal tax advisors concerning the possible federal and state gift, estate, inheritance and generation skipping tax consequences of such a transfer, as well as state and local income tax consequences which are not addressed herein. The discussion of federal income tax consequences for the participant and the Permitted Transferee set forth below assumes that the transfer of a Stock Option during a participant's lifetime is made by way of gift and no consideration is received therefor.

Income Tax Consequences for Participant Transferors

     A participant who transfers a Stock Option by way of gift to a Permitted Transferee will not recognize income at the time of the transfer. Instead, at the time the Permitted Transferee exercises the Stock Option, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares purchased (which will not necessarily be equal to the price at which such shares are sold, even if sold on the same day as exercise) over the Option Exercise Price. Subject to certain limitations, the Company will generally be entitled to claim a Federal income tax deduction at such time and in the same amount that the participant realizes ordinary income. In the event the Permitted Transferee exercises the Stock Option after the death of the participant, any such ordinary income will be recognized by the participant's estate.

Income Tax Consequences for Permitted Transferees

     A Permitted Transferee will not recognize income at the time of the transfer of the Stock Option since a gift is specifically excluded from gross income. As described in the preceding paragraph, the participant (or the participant's estate) and not the Permitted Transferee will recognize ordinary income at the time the Permitted Transferee exercises the Stock Option.


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Income Tax Consequences on Subsequent Sale of Stock

     Tax Basis. If the Stock Option is exercised by the Permitted Transferee for cash, the tax basis for the shares in the hands of the Permitted Transferee is the Option Exercise Price for the Stock Option plus the amount of the income recognized by the participant transferor (or if the exercise occurs after the participant transferor's death, by the participant's estate) at the time of exercise. If a Permitted Transferee surrenders shares of Class A Common Stock in payment of the Option Exercise Price of a transferred Stock Option, the Permitted Transferee's tax basis in the number of shares received equal to the number of shares surrendered is the tax basis of the surrendered shares. The Permitted Transferee's basis in the additional shares received is the sum of the amount recognized as income by the participant or the participant's estate, and any cash that the Permitted Transferee pays as part of the Option Exercise Price.

     Sale of Stock. If shares acquired upon exercise of a Stock Option are later sold or exchanged, then the difference between the sale price and the Permitted Transferee's tax basis for the shares will generally be taxable to the Permitted Transferee as long-term or short-term capital gain or loss (if the stock is a capital asset of the taxpayer) depending upon whether the stock has been held for more than one year after the exercise date. If the shares have been held for over 18 months, more preferential long-term capital gains rates may apply under recently enacted tax legislation.

                         VALIDITY OF OFFERED SECURITIES

     The validity of the Class A Common Stock offered by this Prospectus will be passed upon for the Company by Solomon B. Watson IV, Senior Vice President and General Counsel of the Company.

                                     EXPERTS

     The financial statements and the related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 28, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


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